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Exhibit 7.4

BARCLAYS PLC

RATIOS OF EARNINGS UNDER US GAAP TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS

	Year ended 31st December
	2002	2001	2000	1999	1998
	(£ millions except for ratios)
COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS
Total Interest excluding interest on trading liabilities and interest on deposits	1,896	2,532	1,849	1,419	1,497
Interests on trading liabilities	4,297	5,824	5,024	3,686	3,834
One third of rental expense	87	95	74	102	97
Preference share dividends and payments to Reserve Capital Instrument holders	104	104	66	38	35

Total fixed charges excluding interest on deposits	6,384	8,555	7,013	5,245	5,463
Interests on deposits and current accounts	3,811	4,818	4,778	3,271	4,103

Total fixed charges including interests on deposits	10,195	13,373	11,791	8,516	9,566

EARNINGS
Income before taxes and minority interests(a)	3,205	3,425	3,392	2,478	1,910
UK/US GAAP adjustments(b)	261	396	(83)	(307)	97
Payments to Reserve Capital Instrument Holders	149	138	47	0	0

	3,615	3,959	3,356	2,171	2,007
Fixed charges excluding interests on deposits	6,280	8,451	6,947	5,207	5,428

	9,895	12,410	10,303	7,378	7,435
Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	11	13	14	21	(18)

Total earnings excluding interest on deposits	9,906	12,423	10,317	7,399	7,417
Interest on deposits and current accounts	3,811	4,818	4,778	3,271	4,103

Total earnings including interest on deposits	13,717	17,241	15,095	10,670	11,520

RATIO OF EARNINGS TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENTS HOLDERS
Excluding interest on deposits	1.55	1.45	1.47	1.41	1.36

Including interest on deposits	1.35	1.29	1.28	1.25	1.20

a)
The income before taxes and minority interests, in 2002, for Barclays Bank PLC is £2 million lower than Barclays PLC (2001: £2 million, 1998–2000: £nil). There is no impact on the above ratios as a result of this difference.

b)
For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and those estimated under US GAAP, see note 63 of the accounts included herein.

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  Exhibit 7.4
BARCLAYS PLC RATIOS OF EARNINGS UNDER US GAAP TO COMBINED FIXED CHARGES, PREFERENCE SHARE DIVIDENDS AND PAYMENTS TO RESERVE CAPITAL INSTRUMENT HOLDERS